FIFTH AMENDMENT
TO LEASE AGREEMENT

THIS FIFTH AMENDMENT TO LEASE AGREEMENT ("Fifth Amendment") is entered into by and between **THE CITY OF DAYTONA BEACH**, a Florida municipal corporation (the "City") and **INDIGO INTERNATIONAL LLC**, a Florida limited liability company (as successor to Indigo International Inc., a Florida corporation, pursuant to that certain certificate of conversion filed with the Florida Department of State on January 13, 2009, and recorded in Official Records Book 6314, Page 1568, of the Public Records of Volusia County, Florida, its successors or assigns ("Indigo").

WHEREAS, the City and Indigo entered into that certain Lease Agreement executed as of August 28, 1997 (the "Lease"), for an initial term of twenty-five (25) years, with seven (7) options of five (5) years each to extend the term of the Lease, for the purposes of managing and operating the City's golf courses and related facilities on the Leased Premises and the LPGA Facility (as defined herein), and the initial term of the Lease expires on August 31, 2022; and,

WHEREAS, the Lease was amended by that certain First Amendment to Lease Agreement dated October 22, 1998 ("First Amendment"), as further amended by that certain Second Amendment to Lease Agreement dated September 20, 2000 ("Second Amendment"), as further amended by that certain Third Amendment to Lease Agreement dated October 17, 2001 ("Third Amendment"), and as amended further by that certain Fourth Amendment to Lease Agreement dated January 10, 2007 ("Fourth Amendment") (hereinafter the term "Lease" shall mean and refer to the Lease as amended by the First Amendment, the Second Amendment, the Third Amendment and the Fourth Amendment.); and,

WHEREAS, the parties to the Lease originally contemplated construction of a resort hotel on the Leased Premises, and in anticipation of additional revenue therefrom, the Lease provided for a substantial escalation in rents from $250,000.00 per year to $500,000.00 per year beginning September 1, 2012, and the parties acknowledge that, during the course of the Lease, economic conditions have not been favorable for development of a resort hotel on the Leased Premises; and,

WHEREAS, due to the recent downturn in the economy, and the need for Indigo to restructure its management and operation of the LPGA Facility, to include substantial capital investment by the Indigo in the City's facilities, it has become necessary for the parties to enter into this Fifth Amendment effective as of the date of last execution, as provided herein; and,

NOW WHEREFORE, based upon the foregoing recitals, and the mutual covenants and promises contained herein, the parties agree to amend the Lease as provided below:

1. Section 5, RENTAL PAYMENTS BY INDIGO, is amended and replaced in its entirety as follows:

a. Base Rent. Commencing September 1, 2012, and continuing throughout the Initial Term and any Option to Extend, Tenant will pay Base Rent in the amount of $250,000 per Lease year, subject to the Annual Base Rent Adjustment provided below, plus any applicable sales, use, or other similar tax on rents.

i. Payment of Base Rent. One-twelfth (1/12th) of the Base Rent for each year will be paid in advance to the City monthly, by the first day of the month, during the Term and any Option to Extend.

ii. Base Rent Annual Adjustment. Commencing September 1, 2013, and continuing annually thereafter throughout the Initial Term and any Option to Extend, the Base Rent for each Lease year will be increased by 1.75% per year above the previous Lease year Base Rent.

b. Percentage Rent. In addition to Base Rent, commencing September 1, 2012, and continuing throughout the Initial Term and any Option to Extend, Tenant will pay Percentage Rent, plus any applicable sales, use, or other similar tax on rents, as follows:

i. 5% of Gross Revenue between $5,500,000 and $6,500,000; plus

ii. 7% of Gross Revenue over $6,500,000

c. Gross Revenue. "Gross Revenue" as used herein means gross revenue received by Indigo, or its agents, which is related to golf operations at the LPGA Facility (defined below) in connection with the sales of golf course tee times, memberships, instruction, practice and range fees, golf equipment and apparel, rental of golf carts or other golf equipment, and food and beverage sales. Further, Gross Revenue shall include all revenues in the form of commissions, rents, and other consideration received by Indigo or its agents, from customers, patrons, guests, invitees, concessionaires, subtenants, and independent contractors for activities on the LPGA Facility not identified in the preceding sentence. Gross Revenues shall exclude the sale of used equipment, trade fixtures or other capital assets, loan proceeds, capital contributions, condemnation proceeds, insurance proceeds, credits, allowances (but not allowances for bad debt) and refunds, returns of merchandise from customers, interest on late payment credit accounts, and the amount of any sales, use or excise taxes, taxes on rents and other similar taxes. Gross revenues shall not be deemed cumulative from one Lease year to any succeeding Lease year; rather, they shall be computed separately for each Lease year on an accrual basis in accordance with generally accepted accounting principles. If, at any time, there is a bona fide dispute between the City and Indigo regarding what constitutes the Gross Revenues on which Percentage Rent is to be based, the failure to pay the Percentage Rent on the amount of Gross Revenue in dispute shall not be a default hereunder provided that the undisputed Percentage Rent is timely paid and that any additional Percentage Rent due is paid upon resolution of any such dispute.

d. LPGA Facility. The term "LPGA Facility" as used in this Section 5 means (1) the Leased Premises, and (2) the land located contiguous to the Leased Premises that is improved with the clubhouse/restaurant owned by Indigo as of the date of the Fifth Amendment and used in connection with golf operations.

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e. <u>Payment of Percentage Rent</u>. On or before sixty (60) days following the end of the Lease year, Indigo shall deliver to the City a statement signed by a responsible accounting representative of Indigo setting forth in reasonable detail on a Lease year basis, the Gross Revenues realized from the LPGA Facility for the preceding year. At this time, any Percentage Rent then due will be paid to the City.

f. <u>Additional Consideration for Lease Modification</u>. As additional incentive for the City to enter into this Fifth Amendment, the following additional consideration will be provided by or on behalf of Indigo:

      i. Indigo's affiliate, Indigo Development LLC, will release the Restrictive Covenants which were recorded against approximately 26.68 acres of land owned by the City and more commonly known as 129 Valor Road, Daytona Beach, Volusia County, Florida. The Restrictive Covenants are set forth in Exhibit B of that certain Warranty Deed dated November 20, 2006, and recorded in Official Records Book 5956, Page 2997, Public Records of Volusia County, Florida. Indigo Development LLC joins in the execution of this Fifth Amendment solely for the purpose of acknowledging its agreement to execute such release.

      ii. Indigo will prominently place the City Seal in a mutually agreed upon location at the Clubhouse.

      iii. Indigo will spend no less than $200,000 prior to September 1, 2015, for capital improvements to include labor, materials, and fixtures, to convert the existing club house pro shop area into a food and beverage restaurant/bar located on the Leased Premises; and to relocate the pro shop on the Leased Premises. Prior to submitting permit applications, Indigo will provide to the City the final plans and specifications for the capital improvements for the City's written approval, along with an affidavit from the Indigo's construction manager or general contractor indicating that the estimated costs for the capital improvements will exceed $200,000. Indigo shall obtain all necessary permits for construction of the capital improvements.

g. <u>Records</u>. Indigo shall, with respect to business done on the LPGA Facility, keep true and accurate accounts, records, books and dates (hereinafter called "Records"), in form satisfactory to the City, and showing total gross revenues attributable from the LPGA Facility. Accurate receipt printing cash registers or equivalent point of sale apparatus shall be installed and kept by Indigo, such receipts to provide for and show the original holding and computing and totaling of the daily sales made and services performed and the daily gross receipts of the business done at the LPGA Facility by Indigo.

h. <u>Inspection of Records: Audit</u>. The City shall be entitled, at any time throughout the Initial Term or any extension thereof, to question the accuracy of any statement furnished by Indigo hereunder. For such purpose Indigo shall keep safe and intact for at least two (2) years after the end of each Lease year of all Indigo's records, sales slips, and other materials Indigo is required to maintain hereunder with respect to Gross Revenues. Indigo shall, upon reasonable request of not less than five (5) business days, make the same available for examination at any reasonable time for two (2) years after the end of the Lease year to which such records relate. Indigo hereby agrees that the City, its employees, agents and representatives, during normal working hours, shall have the right to inspect and examine all such records, sales slips and other such records by which the City may be enabled to ascertain the amount of Indigo's gross revenues hereunder, provided no interruption of business activity occurs. Indigo agrees to furnish the City, upon written request, true and complete copies of its retail sales and use tax returns at the time such is filed with the State of Florida relative to its operations at the LPGA Facility. The City may, once in any Lease year, and once within two (2) years after the expiration of any Lease year, cause an audit of Indigo's business conducted on the LPGA Facility to be made by certified public accountant of the City's selection and, at the City's expense and during normal business hours. If the inaccuracy determined for any Lease year exceeds five percent (5%) in favor of Indigo, then Indigo shall pay the reasonable costs of conducting the audit in addition to any unpaid Annual Percentage Rent.

     i.   Payment. All amounts required to be paid to the City under the terms of the Lease and Fifth Amendment shall be made in lawful money of the United States, at such place or places as may from time to time be designated by City by written notice given to Indigo.

     j.   Use Interruption. Indigo will periodically prohibit or restrict play for fee in order to permit the LPGA to exercise its rights under the Master Agreement, to conduct charitable events, to protect the golf courses from inclement weather, to conduct routine and extraordinary maintenance and repairs, to rebuild the Leased Premises or parts thereof, or to otherwise benefit the LPGA Facility, but such prohibition or restriction shall not relieve Indigo of its obligation to pay rent hereunder.

     2.   All capitalized terms not defined herein shall have the same meanings ascribed to them in the Lease. Except as modified and amended by this Fifth Amendment, the terms and conditions of the Lease remain in full force and effect.

[Signature Pages Follow]

IN WITNESS WHEREOF, duly authorized representatives of City and Indigo have executed this Fifth Amendment under seal on the day and year indicated below.

WITNESS:

Witness: _____
Print Name: Robyn Bell

Witness: _____
Print Name: Tammy Girvin

INDIGO INTERNATIONAL LLC,
a Florida limited liability company,

By: Consolidated-Tomoka Land Co.,
    a Florida corporation,
    Its Managing Member

By: _____
Bruce W. Teeters
Senior Vice President – Real Estate Operations

Date: July 17, 2012

JOINDER BY IDL

IDL joins in the execution of this Fifth Amendment solely to acknowledge its agreement to Section 5.f.i.

        "IDL"

INDIGO DEVELOPMENT LLC,
a Florida limited liability company

By: Consolidated-Tomoka Land Co.,
    a Florida corporation,
    Its Managing Member

By: _____
Bruce W. Teeters
Senior Vice President – Real Estate Operations

Date: July 17, 2012

Name: Robyn Bell

Name: Tammy Girvin

WITNESS:

Witness: _~~Jennifer Fearn~~_
Print Name: _Pamela J. Fearn_

Witness: _Bonnie Yarbrough_
Print Name: _Bobbie Yarbrough_

Approved as to form:

[signature]

Marie Hartman, City Attorney

THE CITY OF DAYTONA BEACH, a
Florida Municipal corporation

By: _[signature]_
Glenn Ritchey, Mayor

Date: _July 18, 2012_

Attest: _[signature]_
Jennifer L. Thomas, City Clerk

Letitia LaMagna, Asst. City Clerk

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